Black Sands Entertainment

The most popular independent black content developers in the nation!

BLACKSANDSENTERTAINMENT.COM NEW YORK NEW YORK



 *Personally, I decided to tell these stories because I was sick and tired of agenda-driven media coverage of the black experience. The industry is extremely risk-averse when it comes to our content so we needed a bold new experience to break through these clear barriers. Thankfully, we did it.*

Manuel Godoy CEO @ Black Sands Entertainment

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Why you may want to support us...

1   Endorsed by Michelle Obama, the Schomburg Center, and ReedPOP.

2   Senior Animators from Disney, Sony, Pixar, Bron, Amazon Studios, Nickelodeon, and Rainmaker among others

3   Concept design from a veteran of major brands like Assassin's Creed, Watch Dogs, Tekken, Terminator, and Star Wars.

4   30,000 units sold

5   If you think Hollywood shouldn't dictate what is produced in the black community.

6   If you think we should invest in history before slavery.

7   370 five star reviews on Facebook.

8   Over a million impressions a month on social media.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Manuel Godoy**
CEO
In 2017, I wrote the most successful independent black comic book series on the market and successfully funded five kickstarter campaigns in the last two years. I published over 10 books and grew our social media to a million impressions a month.


 **Geiszel Godoy**
CFO
Handling the logistics, contracts, and media outreach, Geiszel has been a critical member of Black Sands Entertainment. She is also a distinguished author of the series Mori's Family Adventures.


 **Teunis de Raat**
Head of Studio
Teunis is an animation industry veteran and leader. His 25 years of experience spans his diverse roles as an artist, technical director, creative/technical lead, and VFX Supervisor. Credits with Disney, Pixar, Image Movers, and more.




David Lenormand
Art Director
Lead artist and concept director for Black Sands and Mori's Family Adventures. He has over ten years of experience in art and design with major brands: Assassin's Creed, Watch Dogs, Ghost Recon, Tekken, SoulCalibur, Dark Souls, Terminator, Star Wars.



Why people love us



"How wonderful of you and your husband to not only be the authors of books to lift up our next generation of thinkers, dreamers, and doers, but to also be the proud owners of your own small business... Your business and family have my very best wishes."

Michelle Obama
FLOTUS

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Downloads

🗎 Black Sands Ultimate Edition Digital 2 .pdf
🗎 Black Sands Deck.pdf

BOLD AND UNAPOLOGETIC

A company that breaks decades of marginalization in the entertainment industry.

We tell stories that Hollywood refuses to do and we give the power to the fans.



This company has succeeded where so many other independent black-owned publishers had failed because we embrace our core customer. While many other companies try to stay neutral in their PR, Black Sands has always spoken on black issues affecting the community and the publishing industry.



Black Sands, the Seven Kingdoms is an open rebellion against typical Hollywood whitewashing and it is by far the most successful indie comic series out there right now. Why is that? Because the black community made it happen.

Our history must be told by us.

We are endorsed by Michelle Obama.



MICHELLE OBAMA

July 24, 2018

Ms. Geiszel Goday
Vestavia Hills, Alabama

Dear Ms. Goday:

Thank you for the very thoughtful gift of your books. How wonderful of you and your husband to not only be the authors of books to lift up our next generation of thinkers, dreamers, and doers, but to also be the proud owners of your own small business.

I thoroughly enjoyed my time at the ALA Conference, and I hope you did as well. Again, thank you for the books. Your business and family have my very best wishes.

Sincerely,

Michelle Obama

We've sold 25,000+ copies of our comics.


BLACK SANDS
#1
BLACK SANDS
#2
BLACK SANDS
#3
BLACK SANDS
#4
BLACK SANDS
#5

And also successfully published over five books a year versus the indie average rate of 1.5. We have over 200,000 followers across multiple social media platforms, raised $140,000 from Kickstarter across four campaigns, and generated $500,000 in revenue over the course of 2.5 years. We're ready.

We've already made 3 pilots watched by X people.


BLACK SANDS
ENTERTAINMENT
HAS BEEN FEATURED ON
AFROPUNK
BLACKGIRLNERDS
GOC
URBAN UI INTELLECTUALS
POSITIVE BLACK STORIES AND IMAGES

We have senior-level animation directors from Pixar, Disney, and Bron.

The market is huge too.


THE MARKET
ANIME
$300M yearly
WEBTOONS
10M Monthly Readers
MANGA
$200M yearly
AVATAR
3.1M Views per EP
BOONDOCKS
2.1M Views per EP
BLACK PANTHER
Licensing 2018: $250M



BLACK SANDS
ENTERTAINMENT

How we make money



BLACK SANDS
THE SEVEN KINGDOMS
BUSINESS MODEL
STATIC
Freemium to premium model with a monthly subscription starting at 14.99 and microtransactions.
VOLATILE
Licensing and merchandising of our core productions for maximized profits.

OUR END GAME
I – License high quality digital comics/mangas
II – Gain millions of readers per month.
III – Rapidly increase revenue through ads.
IV – Independently launch shows for maximum profitability.







THE PILOTS

BLACK SANDS



BLACK SANDS
THE SEVEN KINGDOMS

In a time of gods and legends, four royal children with superpowers embark on an adventure to prove their ability to rule as kings and queens, while undermining the secret plans of the great and powerful Sumerian god Marduk!





Audience: Adult animation fans, Ancient Aliens fans, Ancient Mythology/Culture fans, and Chuuni anime/manga fans.

COSMIC GIRLS



Two girls, one human and one alien, travel the galaxy together doing wild and crazy missions for the Common Wealth of Earth. One mission, however, proves too much for the girls and their loyalties are put to the test.



Audience: Predominantly young girls age 8 - 12 who love science fiction, comedy and adventure.

MORI'S FAMILY ADVENTURES



One amazing black American family spends their days traveling the world together, visiting remarkable countries, and having amazing adventures!





Audience: Early grade school children which love world wonders, animals, and exotic events.

Why you should invest

The reason is quite simple. You do not want to be a consumer anymore. Right now, all the major black intellectual properties out there are 100% owned by corporate entities that do not represent the communities they sell to.

You buy Black Panther and the money leaves the community. You want your kids to have strong positive images but they should not be curated by Hollywood. You don't want 200 films about slavery in the last 35 years but ZERO films about African civilizations.

This is a cultural phenomenon and it is time to take our stand. I decided to do equity crowdfunding to give my fans and supporters the opportunity to grow with me. It is our time! Join our campaign today.



Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We create African American content for an under-served community. Our focus is comics, manga, and animations, with an emphasis on history prior to slavery. Every person deserves a legacy they can be proud of.

Where will your company be in 5 years? ⌄

We want to successfully launch our animated properties, distributed through our mobile app, and have 4 million users. If this is achieved, we hope to have a monthly income of 1.2 million USD prior to licensing, micro transactions, and merchandising.

Why did you choose this idea? ⌄

Personally, I decided to tell these stories because I was sick and tired of agenda-driven media coverage of the black experience. The industry is extremely risk-averse when it comes to our content so we needed a bold new experience to break through these clear barriers. Thankfully, we did it.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Black representation matters now more than ever. Not only is their massive social pressure to represent ALL Americans now, but it also is highly lucrative as well. Black Panther in 2018 did 250 million dollars in licensing alone. Much better than most other properties at Marvel while almost exclusively marketing to the black community.

How far along are you? What's your biggest obstacle? ⌄

We have successfully identified our customer, do regular business, and have become influencers in this space. We have recruited industry veterans in animation for our very own animation studio and professional app developers to make vertical integration possible. Now we need the cold hard cash to accelerate our growth.

Who competes with you? What do you understand that they don't? ⌄

Our biggest direct competitor is Webtoons. They have an incredible catalog of comic book content but they are unwilling to allow users the ability to curate their own preferences, which makes it impossible for users of a specific demographic to find new content developed directly for them. We are solving that problem with our application.

How will you make money? ⌄

In the short term, book distribution is our focus. In the long term, digital subscriptions, ad revenue, and microtransactions.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Since we are making three pilots, there is a risk that one or two may not make it past the pilot stage. This is alleviated by the fact we have three chances to succeed. All the company needs is one.

Why Black Sands? ⌄

Black Sands, the Seven kingdoms is easily the most successful historical retelling of African civilizations on the market. Just because the media refuses to cover us, does not mean we haven't dominated. We sold 25,000 issues of Black Sands. In the comic world, that would be considered a major success by industry standards.

But we didn't do it the way they did. We sold directly to our consumers on social media and at shows all around the country.